 Exhibit (a)(5)(i)
COLONY CAPITAL ANNOUNCES TENDER OFFER FOR OUTSTANDING 3.875% CONVERTIBLE SENIOR NOTES DUE 2021
LOS ANGELES, August 27, 2020 — Colony Capital, Inc. (the “Company”) today announced a tender offer (the “Offer”) to purchase any and all of its outstanding 3.875% Convertible Senior Notes due 2021 (the “Convertible Notes”). As of August 27, 2020, there were $112,811,000 aggregate principal amount of the Convertible Notes outstanding.
Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 27, 2020 (the “Offer to Purchase”), the Company is offering to pay, for cash, an amount equal to $1,000 for each $1,000 of principal amount of Convertible Notes validly tendered and accepted, plus accrued and unpaid interest up to, but not including, the date of payment for the Convertible Notes accepted in the Offer. The Offer will expire at 12:00 midnight, New York City time, on September 24, 2020, or any other date and time to which the Company extends such Offer (such date and time, as it may be extended, the “Expiration Time”), unless earlier terminated.
The Offer is not conditioned on any minimum amount of Convertible Notes tendered, but is conditioned upon the satisfaction of certain customary conditions, as more fully described in the Offer to Purchase. The Company expressly reserves the right for any reason, subject to applicable law, to extend, terminate or amend the Offer. Any Convertible Notes purchased pursuant to the Offer will be cancelled, and those Convertible Notes will cease to be outstanding.
For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase pursuant to the Offer, settlement will occur promptly following the Expiration Time, assuming that the conditions to the Offer have been either satisfied or waived by the Company at or prior to the Expiration Time as further described in the Offer to Purchase. The Company expects to fund purchases of Convertible Notes tendered in the Offer with cash on hand.
The complete terms and conditions of the Offer are set forth in the Offer to Purchase that is being sent to holders of the Convertible Notes. Copies of the Offer to Purchase may be obtained from the Information and Tender Agent for the Offer, D.F. King & Co., Inc., by calling toll free at (866) 406-2287, toll at (212) 269-5550 or by email at clny@dfking.com.
The Company has retained Barclays Capital Inc. to act as dealer manager in connection with the Offer. For questions concerning the terms of the Offer, Barclays Capital Inc. may be contacted at 745 Seventh Avenue, 5th Floor, New York, New York 10019, Attention: Liability Management Group, toll free at (800) 438-3242, toll at (212) 528-7581 or by facsimile at (646) 834-0584.
Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s outstanding 3.875% Convertible Senior Notes due 2021. The Offer will be made solely by the Offer to Purchase and related materials, as they may be amended or supplemented. Holders of Convertible Notes should read the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) in connection with the Offer, which will include as exhibits the Offer to Purchase and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s Information and Tender Agent in connection with the Offer.
This press release does not set forth all of the terms and conditions of the Offer. Noteholders should carefully read the Offer to Purchase and related materials, for a complete description of all terms and conditions before making any decision with respect to the Offer. None of the Company, its management, its board of directors, its officers, the dealer manager, the information and tender agent, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Convertible Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Convertible Notes and, if so, the principal amount of Convertible Notes to tender.
Forward-Looking Statements
This press release may contain forward-looking statements which relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Factors that might cause such a difference include, without limitation, the Company’s ability to successfully transition to a digital focused strategy and achieve the anticipated benefits of such transition, the Company’s ability to continue to capitalize on the powerful secular tailwinds driving investment in digital infrastructure globally, the Company’s management team and the ability to continue to build a successful track record, the impact of COVID-19 on the U.S. and global economy, including the duration and extent of the impact of COVID-19 on the operating performance of the Company’s real estate businesses and investments, the Company’s ability to de-lever, the Company’s liquidity and financial flexibility, the Company’s ability to complete its rotation to digital within the timeframe anticipated or at all, and other risks and uncertainties, including those detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and its other reports filed from time to time with the SEC.
The Company cautions investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. The Company is under no duty to update any of these forward-looking statements after the date of this press release, nor to conform prior statements to actual results or revised expectations, and the Company does not intend to do so.
About Colony
Colony Capital, Inc. (NYSE: CLNY) is a leading global investment firm with a heritage of identifying and capitalizing on key secular trends in real estate. The Company manages a $46 billion portfolio of real assets on behalf of its shareholders and limited partners, including over $20 billion in digital real estate investments through Digital Colony, its digital infrastructure platform. Colony Capital, structured as a REIT, is headquartered in Los Angeles with key offices in Boca Raton, New York, and London, and has over 350 employees across 20 locations in 12 countries. For more information on the Company visit www.clny.com.